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FUNDRISE INCOME FUND

An opportunistic strategy for income-focused investors

Our private credit investment strategy intends to capitalize on the changed economic environment, potentially offering some of the most attractive risk-adjusted returns of the past decade.

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9:41
Portfolio assets
Homebuilder finance
New home construction near Nashville, TN
$26,800,000
Investment size
Preferred equity
Financing an apartment development in Orlando, FL
$16,393,000
Investment size
Multifamily
Apartment renovation in Plano, TX
$5,650,000
Investment size
Multifamily
Apartment renovation near Atlanta
$8,407,000
Investment size
Build-for-rent
Home
Portfolio
Invest
Newsfeed
Dividend
Quarterly Dividend
PREFERENCE
Reinvested
PLAN
Custom

WHY PRIVATE CREDIT

A once-in-a-decade lending environment

The Federal Reserve raised interest rates at record-breaking speeds over the past 12-18 months to attempt to tame inflation. This policy shift has destabilized markets, leading to broad dislocations, increased strain across the system, and a potential liquidity crisis that presents a risk to the global economy.

Simultaneously, those factors have combined to create what is arguably the most attractive environment for credit investments in a generation.

What is private credit?

Private credit (or private lending) is an asset class that consists generally of real estate loans, fixed-income, or other structured investments that aim to deliver higher yields with lower overall risk when compared to equity investments. In other words, investors in private credit are lending money to borrowers in exchange for a fixed rate of return (often captured in the form of an interest rate or preferred return) but typically do not have any equity ownership or upside participation. Similar to other private market assets, private credit differs from publicly traded credit or fixed-income investments, such as bonds or asset-backed securities, because it is illiquid and consequently aims to deliver a higher relative return.



Inverted yield curve
10-year vs. one-month Treasury yield spread
3.00%
2.00%
1.00%
0.00%
-1.00%
Fed begins rate hikes
Temporary window of opportunity to invest
Fed forecast rate decreases (FOMC)
Yield curve inverts
Jan 2022
Jan 2023
Jan 2024
Jan 2025

Source: Historical Treasury rates sourced from St. Louis Federal Reserve Economic Data (FRED). Forecast based on FOMC projections for the Fed Funds rate and Fundrise internal analysis of Treasury spread behavior from historical yield curve inversion events.

The profitability of preparation

As a result of the Fed's extraordinary actions, as of October 31, 2023, it's more expensive to borrow money for 30 days than for 30 years. This is an unnatural state of affairs that has the potential to create a once-in-a-decade liquidity crunch.

During this period, individuals and companies seeking to borrow money, especially in the near term, may be forced to do so at significantly more favorable terms for investors. Higher interest rates generally mean that borrowers will borrow at much lower leverage (which means lower risk). Virtually any loan maturing in 2023 will require a paydown, and for new loans the gap between the expected and actual proceeds will likely require the use of “bridge” or “mezzanine” financing.

Meanwhile, investors who have been diligent and chose to maintain larger cash positions over the past few years will be in the enviable position of being able to demand significantly more return in exchange for providing liquidity during what is expected to be a temporary period of realignment. **The Fundrise Income Fund intends to take advantage of this opportunity.**

Important Note: These types of unique investing environments are usually short-lived. Accordingly, the current expectation is that the current period of disruption is unlikely to last beyond 2024.

ABOUT OUR STRATEGY

Market dislocation creates opportunity

The opportunities to be created by this liquidity crunch are unique in that nearly every borrower and every asset (regardless of credit quality) are impacted. No matter who you are, if you were active in business over the past several years then you were inevitably borrowing to some extent. And if you were borrowing at all, then you were borrowing at low rates and relatively high asset values.

Now that the environment has shifted, regardless of the quality of the underlying asset, as loans mature and come due, there will be a gap created during the refinancing period where new equity capital must come in to pay down the overall size of the loan.

Funding the gap

The Fundrise Income Fund's strategy is to focus on bridging the funding gap and providing rescue capital to borrowers in the midst of the liquidity crunch. By lending into the gap, the Fundrise Income Fund expects to be able to invest at a healthy margin of safety, concentrating on high-quality assets with creditworthy borrowers—those who are experiencing circumstantial liquidity needs as a result of interest rates rising so rapidly through 2022 and 2023.

In these instances, the underlying assets themselves are typically unaffected by the financial turbulence happening in capital markets. Most frequently, the borrower is in the middle of a business plan to enhance the value of the property, such as new construction, renovations, or lease-up, and simply needs more time to reach stabilization and be ready for long-term, fixed-rate debt.

EXAMPLES OF THIS KIND OF ACTIVITY INCLUDE:

- Originating and structuring real estate loans, including senior mortgage loans and subordinated mortgage loans
- Providing mezzanine financing in the form of preferred equity, B-notes, or second trusts
- Sizing the mezzanine or preferred loans to a GSE (e.g. Fannie Mae or Freddie Mac) exit
- Financing residential construction and development
- Acquiring subordinate notes and high-yield investments in the asset backed securities market,—single family rental portfolios, in particular

Focusing on the markets we know best

In terms of location, the Fundrise Income Fund expects to primarily target high-growth markets in the Sunbelt like Dallas-Fort Worth, Phoenix, Orlando, Tampa, Houston, Atlanta, Charleston, and Las Vegas.

While there is no guarantee of success, and every investment carries with it the risk of loss, the Fundrise Income Fund believes that by maintaining rigorous credit underwriting with a heavy emphasis on residential rental properties, it has the potential opportunity to achieve some of the best relative risk-adjusted returns since the aftermath of the Great Recession in 2008.


Initial Transaction
Refinance in 2023-2024
25% Equity
$25M
75% Debt
$75M
Debt paydown
25% Equity
$25M
20% Gap
55% Debt
$55M
Opportunity for
credit investors
(gap capital)



EXAMPLE PROJECT

Waypoint

As part of our new private credit strategy, we've invested roughly $20.8 million to provide financing in the form of preferred equity for the development of the Mason at Daytona Beach, a 300-unit multifamily community on 65.4 acres of centrally located land in Daytona Beach, Florida. Under the terms of the investment agreement, the borrower has agreed to pay us a 13.5% fixed annual rate that will accrue for as long as it takes to finish the project, and our investment will be paid back upon its completion. This is one of many projects in the Income Fund's Portfolio.

Read the full update →

Explore all projects in our portfolio

Here are the real estate investments that are powering our investors' returns.

Assets

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Viewing 53 assets



The Marlow Gainesville

$9,090,000	11/01/2023	Preferred equity
Investment size	Date acquired	Asset type



The Pointe at Palm Bay

$10,500,000	10/19/2023	Preferred equity
Investment size	Date acquired	Asset type


ANNALY
AGNC

Public REIT equities

$34,600,000	07/31/2023	Public REIT equities
Investment size	Date acquired	Asset type



Integral Union Station III

$20,600,000	05/16/2023	Real estate debt
Investment size	Date acquired	Asset type



Thompson Reserve

$9,000,000	05/11/2023	Preferred equity
Investment size	Date acquired	Asset type



Real estate debt

$13,454,935	02/28/2023	Real estate debt
Investment size	Date acquired	Asset type



Mason at Daytona Beach

$20,800,000	02/09/2023	Preferred equity
Investment size	Date acquired	Asset type


Progress
rithm

Asset Backed Securities (ABS) and Bond Holdings

$46,600,000	01/31/2023	Bond/Asset-backed security
Investment size	Date acquired	Asset type

*The projected annual return presented for this project is at the portfolio level, because it is held in a pooled portfolio.

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

- Fundrise Income Real Estate Fund Prospectus
  External link
- Fundrise Income Real Estate Fund Statement of Additional Information
  External link
- Merger's Information Statement / Prospectus
  External link
- Merger's Statement of Additional Information
  External link
- Notice of Repurchase Offer
- Income Fund Distribution Notice

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2023 Semi-Annual Report
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Annual Report for Year-End 2022
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Q3 2023 Quarterly Portfolio Holdings
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Q1 2023 Quarterly Portfolio Holdings
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Subscription Agreement
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11 Dupont Circle NW, 9th Floor
Washington, DC 20036

Contact us

*Subject to limitations. Please see the Fund's prospectus for details.

Fundrise Income Fund is the marketing name for Fundrise Income Real Estate Fund, LLC.

The originating advertising material was sponsored and paid for by the Fundrise Income Real Estate Fund, LLC. The originating advertising material is a paid endorsement. Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund, LLC before investing.